                          [LOGO]

                                                                      [LOGO]
                                                                January 29, 1999

Dear Stockholder:

    Your Board of Directors is pleased to inform you that on January 19, 1999 Audits & Surveys Worldwide, Inc. ("ASW") entered into an Agreement and Plan of Merger (the "Merger Agreement") among ASW, United News & Media Group Limited, and United Information Acquisition Corp. ("Purchaser"), providing for the merger of Purchaser and ASW. As required by the Merger Agreement, Purchaser has commenced today a tender offer (the "Offer") to purchase all outstanding shares of ASW Common Stock at a price of $3.24 per share in cash. Following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, Purchaser will merge with ASW (the "Merger") and each of the ASW shares (other than shares owned by ASW, certain affiliates of ASW or Purchaser or by objecting stockholders) will be converted into the right to receive in cash the highest price per share paid pursuant to the Offer. As a result of the Merger, the surviving corporation will be wholly-owned by United Information Group, Inc., the sole stockholder of Purchaser.

    Your Board of Directors has determined that the Offer and the Merger are fair to and in the best interests of the stockholders of ASW and recommends that stockholders accept the Offer and tender all of their ASW shares pursuant to the Offer.

    In arriving at its decision, your Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9, which has been filed with the Securities and Exchange Commission. Among other things, your Board considered the opinion of its financial advisor, Allen & Company Incorporated, dated January 14, 1999, that, as of such date, the consideration to be received pursuant to the Offer and the related Merger is fair, from a financial point of view, to the stockholders of ASW. The attached
Schedule 14D-9 describes the Board's decision and contains other important information relating to that decision. We urge you to read it carefully.

    Carl Ravitch and I have agreed with the Purchaser to tender the shares we own (about 48.7% of all outstanding shares) pursuant to the Offer.

    Accompanying this letter, in addition to the Schedule 14D-9, are the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how you can tender your shares. I urge you to read the enclosed materials carefully and consider all the factors set forth therein before making your decision with respect to the Offer.

    I personally, along with the entire Board of Directors, management and employees of ASW, thank you most sincerely for your loyal support throughout the years.

Sincerely yours,

    [LOGO]

Solomon Dutka, Ph.D.
Chairman of the Board

       [LOGO]